UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE13D

Under the Securities Exchange Act of 1934
(Amendment No._______,)*

AMERICAN BIO MEDICA CORPORATION

(Name of Issuer)

Common Stock, $ .01 par value

(Title of Class of Securities)

024600 10 8

(CUSIP Number

John J. Moroney

118 Pegasus Dr

Jupiter ,FL 33477

201-788-7271

(Name,Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15,2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

● The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

CUSIP No. 024600 10 8	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Moroney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,986,108
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,986,108
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,108
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (II) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 024600 10 8	13D	Page 3 of 4 Pages

Preamble:

This Schedule 13D supersedes the Schedule 13G as last amended by an amendment filed on April 27, 2020 by John J. Moroney (the “Filer”), relating to the shares of Common Stock of American Bio Medica Corporation. This Schedule 13D is being filed because the Filer may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1. Security and Issuer.

Name of Issuer: American Bio Medica Corporation

Address of Issuer’s Principal Executive Offices:

122 Smith Road

Kinderhook, New York 12106

Title and Class of Security:

Common Stock, $.01 par value

Item 2. Identity and Background.

(a)	John J. Moroney

(b)	118 Pegasus Drive, Jupiter, FL 33477

(c)	President, Landmark Pegasus Inc., 118 Pegasus Drive, Jupiter, FL 33477. Landmark is a corporate finance advisory and strategic consulting firm in the life-science and healthcare industries, established in 1983.

(d)	None

(e)	None

(f)	U.S.A.

Item 3. Source or Amount of Funds or Other Consideration.

All shares were acquired as compensation pursuant to various consulting contracts between the issuer and the Filer’s wholly owned corporation, Landmark Pegasus Inc.

Item 4. Purpose of Transaction.

The Filer acquired the shares as compensation pursuant to various consulting contracts between the issuer and the Filer’s wholly owned corporation, Landmark Pegasus Inc. The last of these contracts terminated on March 1, 2019 and no services have been provided since that time. Filer has historically been a passive investor who acquired and held the shares in the belief that they were undervalued.

Filer on July 19th, 2021 filed a FORM 4 indicating the sale of 495,500 shares of the issuer’s shares on July15th, 2021 which reduced his ownership from 6.17% to 4.94% based on 40,203,476 shares outstanding as of April 27, 2021 and reported in the issuer’s FORM 8-K filed with the SEC on June 24, 2021

Item 5. Interest in Securities of the Issuer.

Filer is the sole beneficial owner of all shares reflected on Filer’s cover page, 1,986,108 shares of issuer’s common stock. These shares constitute 4.94% of issuer’s issued and outstanding sha res. Filer has sole power to vote and direct the vote and sole power to dispose and direct the disposition of these shares. Filer has not engaged in any transactions with respect to the issuer’s securities since prior to the filing of Filer’s Schedule 13G/A on April 27, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 024600 10 8	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7/26/21
Date

/s/ John J. Moroney
Signature

John J. Moroney
Name/Title